UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MediCor Ltd.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

58470M 10 0

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 1. Donald K. McGhan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 1. Donald K McGhan – United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1. Donald K McGhan-1,435,296

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1. Donald K. McGhan-1,435,296

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1. Donald K. McGhan-1,435,296

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.89%

12.	Type of Reporting Person (See Instructions) 1. Donald K. McGhan-Individual

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2. International Integrated Industries LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 1. International Integrated Industries LLC – Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1. International Integrated Industries LLC-1,951,011

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1. International Integrated Industries LLC-1,951,011

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1. International Integrated Industries LLC-1,951,011

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.36%

12.	Type of Reporting Person (See Instructions) 1. International Integrated Industries LLC-Limited Liability Company of which Mr. McGhan is the Managing Member

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) International Alliance LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 1. International Alliance LLC- Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1. International Alliance LLC-1,604,596

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1. International Alliance LLC-1,604,596

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1. International Alliance LLC-1,604,596

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.70%

12.	Type of Reporting Person (See Instructions) 1. International Alliance LLC – Limited Liability Company of which Mr. McGhan is the 100% owner.

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Santa Fe Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 1. Santa Fe Ventures LLC - Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1. Santa Fe Ventures LLC – 1,524,237

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1. Santa Fe Ventures LLC 1,524,237

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1. Santa Fe Ventures LLC – 1,524,237

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.31%

12.	Type of Reporting Person (See Instructions) 1. Santa Fe Ventures LLC – Limited Liability Company of which Mr. McGhan is the 100% owner

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) III Equity Performance II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 1. III Equity Performance II LP-Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1. III Equity Performance II LP – 1,304,814

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1. III Equity Performance II LP – 1,304,814

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1. III Equity Performance II LP -1,304,814

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.26%

12.

Type of Reporting Person (See Instructions)
1. III Equity Performance II LP – Limited Partnership of which McGhan Management is the sole General Partner and Mr. McGhan is the Chairman of McGhan Management

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2000 III Equity Performance III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 1. 2000 III Equity Performance III LP - Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1. 2000 III Equity Performance III LP – 621,340

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1. 2000 III Equity Performance III LP – 621,340

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1. 2000 III Equity Performance III LP – 621,340

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.98%

12.

Type of Reporting Person (See Instructions)
1. 2000 III Equity Performance III LP – Limited Partnership of which McGhan Management is the sole General Partner and Mr. McGhan is the Chairman of McGhan Management

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) McGhan Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 1. McGhan Family Trust – Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1. McGhan Family Trust – 346,762

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1. McGhan Family Trust – 346,762

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1. McGhan Family Trust – 346,762

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.66%

12.	Type of Reporting Person (See Instructions) 1. McGhan Family Trust – Family Trust of which Mr. McGhan is a trustee

Item 1.
	(a)	Name of Issuer MediCor Ltd. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 4560 S. Decatur Blvd. Suite 300, Las Vegas, Nevada 89103

Item 2.
(a)

Name of Person Filing
This Statement is being filed by and on behalf of International Integrated Industries LLC (“III”), International Alliance LLC (“IA”), Santa Fe Ventures LLC (“SFV”), III Equity Performance II LP (“IIIEP2”), 2000 III Equity Performance III LP (“IIIEP3), The McGhan Family Trust (“MFT”) and Donald K. McGhan (“Mr. McGhan and, together with III, IA, SFV, IIIEP2, IIIEP3 and MFT, the “Reporting Persons”). Mr. McGhan is the Managing Member of III. Mr. McGhan is the 100% owner of IA & SFV. McGhan Management is the general partner of, and Mr. McGhan owns a majority of the limited partnership interests in, IIIEP2 and IIIEP3. Mr. McGhan is a trustee of MFT.

	(b)	Address of Principal Business Office or, if none, Residence 4560 S. Decatur Blvd. Suite 201, Las Vegas, Nevada 89103
(c)

Citizenship
III is a Nevada limited liability company. IA is a Delaware limited liability company. SFV is a Delaware limited liability company. IIIEP2 is a Delaware limited liability company. IIIEP3 is a Delaware limited liability company. MFT is a Nevada family trust. Mr. McGhan is a citizen of the United States.

	(d)	Title of Class of Securities Common Stock, $.001 par value per share
	(e)	CUSIP Number 58470M 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 8,788,056
(b) Percent of class: 42.16%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 8,788,056
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 8,788,056
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2006
Date

Signature
/s/ Donald K. McGhan

Name/Title

International Integrated Industries LLC
Signature
/s/ Donald K. McGhan

International Alliance LLC
Signature
/s/ Donald K. McGhan

Santa Fe Ventures LLC
Signature
/s/ Donald K. McGhan

III Equity Performance II LP
Signature
/s/ Donald K. McGhan

2000 III Equity Performance III LP
Signature
/s/ Donald K. McGhan

The McGhan Family Trust
Signature
/s/ Donald K. McGhan

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated:  February 15, 2006

INTERNATIONAL INTEGRATED INDUSTRIES LLC

By:
Its: Managing Member

By:	/s/ Donald K. McGhan
Name: Donald K. McGhan
Title: Managing Member

INTERNATIONAL ALLIANCE LLC

By:
Its: Sole Owner

By:	/s/ Donald K. McGhan
Name: Donald K. McGhan
Title: Sole Owner

SANTA FE VENTURES LLC

By:
Its: Sole Owner

By:	/s/ Donald K. McGhan
Name: Donald K. McGhan
Title: Sole Owner

III EQUITY PERFORMANCE II LP

By:
Its: General Partner

By:	/s/ McGhan Management
Name: Donald K. McGhan
Title:Chairman and President

2000 III EQUITY PERFORMANCE III LP

By:
Its: General Partner

By:	/s/ McGhan Management
Name: Donald K. McGhan
Title:Chairman and President

MCGHAN FAMILY TRUST

By:
Its: Co-Trustee

By:	/s/ Donald K. McGhan
Name: Donald K. McGhan
Title:Co-Trustee

/s/ Donald K. McGhan
Donald K. McGhan